UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ATI PHYSICAL THERAPY, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
00216W208
(CUSIP Number of Class of Securities)
Erik Kantz
Chief Legal Officer
ATI Physical Therapy, Inc.
790 Remington Boulevard
Bolingbrook, Illinois 60440
Telephone: (630) 296-2223
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
James R. Griffin
Weil, Gotshal & Manges LLP
200 Crescent Court
Suite 300, Dallas, Texas 75201
Telephone: (214) 746-7700
CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
$4,702,500	$719.96

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☒   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by ATI Physical Therapy, Inc., a Delaware corporation (“ATI”). This Schedule TO relates to the offer by ATI to purchase up to 1,650,000 shares of its Class A common stock, par value $0.0001 per share (the “Shares”) at a purchase price of $2.85 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions of the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.
All information in the Offer to Purchase and the related Letter of Transmittal hereby is expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.
ITEM 1.   Summary Term Sheet.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
ITEM 2.   Subject Company Information.
(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is ATI Physical Therapy, Inc., a Delaware corporation. ATI’s principal executive offices are located at 790 Remington Boulevard, Bolingbrook, IL 60440. ATI’s telephone number is (630) 296-2223.
(b)   This Schedule TO relates to the Shares of ATI. As of November 30, 2024 (the most recent practicable date) 4,415,383 Shares were issued and outstanding.
(c)   The information set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
ITEM 3.   Identity and Background of Filing Person.
(a)   ATI is the filing person and subject company. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 7 (“Certain Information Concerning ATI”) of the Offer to Purchase is incorporated herein by reference.
ITEM 4.   Terms of the Transaction.
(a)(1)(i) — (a)(1)(iii), (a)(1)(v) — (a)(1)(ix), (xii). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 1 — “Terms of the Offer”

•
Section 2 — “Acceptance for Payment and Payment for Shares”

•
Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•
Section 4 — “Withdrawal Rights”

•
Section 5 — “Certain U.S. Federal Income Tax Consequences of the Offer”

•
Section 8 — “Source and Amount of Funds”

•
Section 9 — “Other Agreements”

•
Section 10 — “Purpose of the Offer”

•
Section 11 — “Certain Effects of the Offer; Other Plans”

•
Section 12 — “Conditions of the Offer”

•
Section 13 — “Certain Legal Matters; Regulatory Approvals”

•
Section 14 — “Fees and Expenses”

•
Section 15 — “Miscellaneous”

(a)(1)(iv), (a)(1)(x) – (xi), (a)(2)(i – vii). Not applicable.
(b)   The information set forth in the Section 10 (“Purpose of the Offer”) of the Offer to Purchase is incorporated herein by reference.
ITEM 5.   Past Contacts, Transactions, Negotiations and Agreements.
(e)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 9 — “Other Agreements”

•
Section 10 — “Purpose of the Offer”

•
Section 11 — “Certain Effects of the Offer; Other Plans”

•
Schedule I

ITEM 6.   Purposes of the Transaction and Plans or Proposals.
(a), (b), (c)(1) – (7). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 7 — “Certain Information Concerning ATI”

•
Section 8 — “Source and Amount of Funds”

•
Section 10 — “Purpose of the Offer”

•
Section 11 — “Certain Effects of the Offer; Other Plans”

•
Schedule I

ITEM 7.   Source and Amount of Funds or Other Consideration.
(a), (b), (d). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 8 — “Source and Amount of Funds”

•
Section 9 — “Other Agreements”

•
Section 12 — “Conditions of the Offer”

ITEM 8.   Interest in Securities of the Subject Company.
(a) and (b). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 7 — “Certain Information Concerning ATI”

•
Section 10 — “Purpose of the Offer”

•
Schedule I

ITEM 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•
Section 14 — “Fees and Expenses”

ITEM 10.   Financial Statements.
Not applicable.
ITEM 11.   Additional Information.
(a)(1)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 7 — “Certain Information Concerning ATI”

•
Section 9 — “Other Agreements”

•
Section 10 — “Purpose of the Offer”

•
Schedule I

(a)(2)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 10 — “Purpose of the Offer”

•
Section 12 — “Conditions of the Offer”

•
Section 13 — “Certain Legal Matters; Regulatory Approvals”

(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None.
(c)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.
ITEM 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 17, 2024.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

Exhibit No.	Description
(a)(1)(F)	Summary Advertisement, dated December 17, 2024.*
(a)(5)(A)	Press Release issued by ATI on December 17, 2024.*
(a)(5)(B)	Employee Letter issued by ATI on December 17, 2024.*
(b)(1)	Third Amendment to Note Purchase Agreement, dated December 12, 2024, by and among ATI, Wilco Holdco, Inc. (“Wilco”), Wilco Intermediate Holdings, Inc. (“Holdings”), ATI Holdings Acquisition, Inc. (“Opco”), the subsidiary guarantors party thereto, the purchasers from time to time party thereto (in such capacity, the “Third Amendment Purchasers”) and Wilmington Savings Fund Society, FSB, as purchaser representative (incorporated by reference to the Form 8-K filed by ATI on December 17, 2024).
(b)(2)	Form of Third Amendment Notes (incorporated by reference to the Form 8-K filed by ATI on December 17, 2024).
(b)(3)	Escrow Agreement, dated as of December 12, 2024, by and among ATI, the Third Amendment Purchasers and Computershare Trust Company, N.A. (incorporated by reference to the Form 8-K filed by ATI on December 17, 2024).
(b)(4)	Amendment No. 3 to the Credit Agreement and Amendment No. 1 to Parent Loan Guaranty, dated December 13, 2024, by and among ATI, Wilco, Holdings, Opco, the subsidiary guarantors party thereto, the lenders from time to time party thereto, HPS Investment Partners, as lender representative, and Barclays Bank plc, as administrative agent (incorporated by reference to the Form 8-K filed by ATI on December 17, 2024).
(d)	Non-Tender Agreement, dated as of December 14, 2024, by and among the persons listed on Schedule A thereto, in each such person’s capacity as a stockholder of ATI, and ATI.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: December 17, 2024
ATI Physical Therapy, Inc.
By:
/s/ Joseph Jordan

Name: Joseph Jordan
Title: Chief Financial Officer